

2004 Summary Annual Report

A way of life

VECTREN

2004 Highlights	2005 Outlook
• Vectren implemented new base rates for two of its three natural gas utilities and completed the presentation of its request for new base rates for the third utility. • Vectren successfully launched a pilot inspection program to ensure compliance with U.S. Department of Pipeline Safety standards for its transmission pipelines.	• Implement new base rates for Vectren Energy Delivery of Ohio. • Aggressively manage the impact of high natural gas costs.
• In continuing our commitment to environmental stewardship, we substantially completed the nitrogen oxide (NO_x) reduction project at our electric generation facilities. • Vectren's electric generation facilities maintained reliable service, despite multiple planned outages, through an 82.5% availability rating.	• Complete the scheduled NO_x projects. By early February 2005, $235 million of the $255 million NO_x expenditures were approved and embedded in rates. • Focus on coal, Indiana's most abundant natural resource, as generation feed stock and recover the costs associated with additional environmental upgrades.
• ProLiance Energy recorded its ninth consecutive year of profitability. • ESG expanded its energy solutions and performance contracting operations throughout the Midwest and Southeast and achieved 10 consecutive years of profitability. • Vectren Source grew its customer base to more than 100,000 and successfully entered the natural gas choice market in Georgia.	• Grow ProLiance's company storage by 15% per year. • Grow ESG's federal business. • Grow Vectren Source's market share in existing territories and optimize efficient operations infrastructure.
• Coal mining increased production of Illinois Basin coal from 3.3 million tons to 3.6 million tons. • Coal mining provided 95% of Vectren utility coal needs.	• Increase production capacity and benefit from increased coal prices. • Evaluate coal reserves and explore additional mining opportunities. • Continue utilization of synfuels tax credits through 2007.
• Reliant improved profits by $2.7 million through an increase in utility construction projects and a better pricing environment.	• Expand geographically as market conditions warrant and further develop cured-in-place pipe (inserting pipe into existing pipe) as a growth opportunity in municipal wastewater. • Develop strategic partnerships to qualify for additional municipal water and wastewater projects.








Miller Pipeline Corp.
Indianapolis, IN
USDOT 240106

Vectren Corporation is a progressive energy holding company headquartered in Evansville, Ind. One of Indiana's largest publicly-traded companies, Vectren has been recognized nationally for its safety and regionally for its community involvement. Vectren's utility business provides gas and/or electric service to more than one million customers. Vectren's core nonregulated operations complement the utility strategy and provide energy and energy-related services to customers throughout the Midwest and Southeast.



INDIANA
OHIO

Vectren's utility footprint includes nearly two-thirds of Indiana and the greater Dayton, Ohio, region

Vectren at a Glance

Gas Vectren Energy Delivery's natural gas distribution business provides natural gas service to more than 980,000 customers in adjoining service territories that cover nearly two-thirds of Indiana and west central Ohio.

Electric Vectren Energy Delivery's electric transmission and distribution business provides electricity to more than 136,000 customers in southwestern Indiana. The six coal-fired electric generation units and six peaking turbines provide the capacity to meet the power needs of our customers.

Energy Marketing & Services ProLiance Energy manages transportation and storage capacity and markets natural gas services to customers in the Midwest and Southeast. Energy Systems Group (ESG) provides energy saving performance contracting by designing facility improvements that pay for themselves from energy and operations savings. Vectren Source provides retail energy and related services to customers in Ohio, Indiana and Georgia.

Coal Mining Vectren Fuels owns two Indiana coal mines and sells coal to Vectren's electric utility operations and other customers. The group also receives IRS Code Section 29 tax credits from the production of coal-based synthetic fuels through its investment in Pace Carbon.

Utility Infrastructure Services Reliant Services, including Miller Pipeline, provides underground pipeline construction and repair services for gas, cable, water and wastewater companies.



The Pennells – serving Vectren customers for generations

In our corner of the Midwest, generations of families stay close, and people from all walks of life work together and depend on each other every day. This way of life – neighbor helping neighbor – is also Vectren's way of doing business. And it's working – for our customers, our shareholders, our employees, our communities...and for the future of the special place we call home.

Financial and Operating Highlights

In millions, except per share amounts	2004	2003	2002
Net income	$107.9	$111.2	$114.0
Return on average common shareholders' equity *(ROE)*	10.0%	11.5%	13.3%
Shares outstanding at year end	75.9	75.6	67.9
Average shares outstanding for basic earnings	75.6	70.6	67.6
Per Common Share			
Basic earnings	$ 1.43	$ 1.58	$ 1.69
Dividends paid	$ 1.15	$ 1.11	$ 1.07
Annual dividend rate at year end	$ 1.18	$ 1.14	$ 1.10
Book value	$14.42	$14.17	$12.81
Market price at year end	$26.80	$24.65	$23.00

Basic Earnings

Per share



$1.69
$1.58
$1.43
02
03
04

Dividends Paid

Per share



$1.07
$1.11
$1.15
02
03
04

Market Price

At year end



$23.00
$24.65
$26.80
02
03
04

Letter to Shareholders



Niel C. Ellerbrook
Chairman, President and Chief Executive Officer

Execution. Progress. Results. That's what counts. Vectren's strategy is working, and our employees are delivering results to the company and our shareholders. Customer satisfaction levels grew to nearly 90% during 2004, we had a record year for workplace safety and employee volunteerism totaled more than 12,000 hours. Financially, we made great strides by achieving base rate increases that will provide a fair return on our gas utility investments and by growing those nonregulated businesses that complement our core utility business. And for the 45th consecutive year, we increased our dividends, which helped in providing a 13.9% total return to our shareholders in 2004.

Although we made great strides in a number of areas, earnings for the year were down due to several factors, which resulted in net income of $107.9 million, or $1.43 per share, compared to 2003 results of $111.2 million, or $1.58 per share. Heating and cooling degree days that were 92% and 90% of normal, respectively, resulted in a $0.09 loss in earnings per share. In our nonregulated group, impairment charges associated with our broadband-related investments reduced earnings by $6.0 million after tax, or $0.08 per share, and a February 2005 judgment against our energy marketing and services affiliate, ProLiance Energy (ProLiance), resulted in the recognition of a charge of $1.4 million after tax, or $0.02 per share. Finally, 2004 reflected a $0.10 per share reduction due to an increase in average shares outstanding resulting from the company's August 2003 equity offering.

Our utility group reported earnings of $83.1 million, down modestly compared to $85.6 million in 2003. Though mild weather held our utility earnings back, successes in 2004 included continuation of effective cost control and our implementation of new natural gas base rates for our Vectren Energy Delivery of Indiana – South service territory on July 1 and implementation of new base rates for our Indiana – North territory on Dec. 1. We also recently filed a settlement in our Ohio base rate case, and we expect an order from the Ohio Commission late in the first quarter of 2005. With the new rates in place across all jurisdictions, we will now be able to earn a reasonable return on the nearly half-a-billion-dollar investment made in our Indiana and Ohio gas service territories since the previous rate changes. In addition, $235 million of the projected $255 million investment in pollution control equipment for our electric generation facilities was reflected in rates by February of 2005.

Unfortunately, high natural gas prices continue to have a detrimental impact on customers and our business. We took steps in 2004 to help those Indiana customers hardest hit by high gas costs through the implementation of a two-year pilot program, which provides a significant discount to qualifying low-income Hoosiers. Funding for the reduced rates will be recovered from the existing stream of state and federal assistance funds and a small monthly per unit charge to all Indiana customers. Low-income customers in Ohio continue to be assisted by a long-standing percentage of income payment plan.

The use of gas as a fuel for electric power generation has continued to grow and create pressure on supply, thus driving up the cost of natural gas. Fortunately, environmental improvements in coal-fired electric generation allow us to take advantage of one of the nation's most abundant resources, coal. We have aggressively worked to reduce sulfur dioxide (SO_2) and nitrogen oxide (NO_x) emissions at our electric generation facilities. In fact, by mid 2005, the installation of the NO_x reduction units will be complete and lead to an 86% reduction in emissions. The Indiana regulatory process provides for recovery of these environmental expenditures as the costs are incurred, which allows us to attract the capital necessary to continue our commitment to environmental stewardship.

Our plan is to continue to reinvest in our utility infrastructure and grow our customer base. Likewise, we will further develop strategies to promote natural gas as the fuel of choice in our gas-only territories

Our goal is simple – to create long-term value for our shareholders. I am confident that we have the determination and experience to capitalize on the opportunities before us and to continue our leadership in the energy marketplace.

and will remain committed to providing a low-cost and environmentally-sound electric generating fleet. Combining these efforts with our commitment to earn fair returns on our invested capital will help us achieve our goal of a long-term average annual growth rate of 3.5 to 4% in our regulated business.

The nonregulated side of the business continues to be a significant component of company earnings and contributed 24% of the company's net income. The three primary nonregulated business groups; energy marketing and services, coal mining and utility infrastructure, combined to grow earnings by $3.5 million over 2003 to $30.9 million on the year. However, the $6 million in broadband-related charges and the ProLiance reserve lowered overall results to $26.4 million.

The ProLiance reserve is attributed to a February 2005 judgment in which an Alabama jury ruled against our affiliate for allegations involving disputed gas charges in the winter of 2000-2001. The gas utility department of the City of Huntsville, Alabama, was awarded $8.2 million in compensatory damages, which may be subject to trebling, and $25 million in punitive damages. Although ProLiance plans to appeal the verdict, the ultimate outcome of the case cannot be predicted. Therefore, ProLiance recorded a $3.9 million reserve in 2004, which reflects a lower-end assessment of the range of exposure and litigation costs and resulted in a $1.4 million after tax impact to Vectren. We believe this was an isolated incident and will have no significant impact on the on-going operations of ProLiance.

Reliant Services, our affiliated pipeline construction and rehabilitation company, experienced record earnings in 2004, and Energy Systems Group (ESG), our performance contracting subsidiary serving the Midwest and Southeast, significantly grew its business by acquiring Progress Energy Solutions, a performance contracting energy services company serving the Southeast. This strategic acquisition should accelerate earnings growth and market penetration within these regions.

Near-term, our nonregulated group is positioned for a solid performance in 2005. We believe that success in our nonregulated group is driven by its close alignment with our core utility business, and we feel this nonregulated portfolio strategy differentiates us from other energy companies. For the long-term, we're looking for contributions from our nonregulated businesses to help achieve a 5% or greater average annual consolidated earnings growth rate.

Our goal is simple – to create long-term value for our shareholders. Our consistent dividend certainly helps, but it is also our fiscally conservative management style and expected growth, both in customers served and earnings, that will help us deliver. We continue a cost-control mindset – always exploring work optimization improvements to achieve effective cost management. We're pushing toward "Best in Class" in safety, and we're challenging ourselves to achieve higher levels of customer satisfaction. At the same time, we join other industry members in lobbying Congress for a national energy policy to help relieve the upward pressure on natural gas prices through more balanced supply and demand initiatives and responsible environmental decisions.

As Vectren marks its 5-year anniversary in 2005, it's important that our utility group continues its momentum and that our nonregulated businesses build upon their outstanding performance in order for us to meet our overall goal of 5%-plus growth in earnings per share. Vectren has provided its shareholders a 65% total return since inception in April of 2000, and I am confident that we have the determination and experience to capitalize on the opportunities before us and to continue our leadership in the energy marketplace. For Vectren, it is a way of life.



Niel C. Ellerbrook
Chairman, President and Chief Executive Officer
March 4, 2005



From starting the day with a hot shower to dialing up the thermostat to dampen the winter chill, we provide the energy that powers our customers' lives. For Evansville restaurateur Raffi Manna, that energy cooks a number of appetizing Italian dishes at the perfect temperature. He can't satisfy a restaurant full of patrons without us. There are more than one million customers depending on us 24 hours a day, seven days a week. We take that responsibility seriously. We challenge ourselves with customer satisfaction goals and take pride in safely and reliably delivering a therm and generating a kilowatt. We're there when you need us.



In today's volatile stock market, we all want a productive place to put our money that will provide growth and pay shareholder dividends. I check my investments periodically but don't expect to have to watch them all of the time. I count on Vectren to manage well, maintain dependable growth and anticipate changes that will affect its future. Vectren's fiscally conservative approach, its improving balance sheet and promising growth strategy are values I like. Vectren is in the Midwest where the economy tends to be more stable, and it provides reliable dividends that have increased for 45 consecutive years. Results like that are the reason I've owned Vectren stock for 20 years.

– Rita Eykamp



ACTIONS

We recognize that shareholder confidence comes from consistent, steady performance. In 2004, Vectren hit an all-time high stock price by exceeding $27 and the company is quickly approaching a half century of consecutive dividend increases. Numbers like that speak for themselves.

Southern Wells High S
teacher David Butler was hon
as one of only 57 winners o
$25,000 Bright Ideas grant prog
a statewide classroom enrichm
grant program created by Vec
Corporation and Peyton Mannin
PeyBack Foundation in cooperati
with the Indiana Department
Education.

Butler, a science teacher, receive
a $500 grant to implement his Brigh
Idea in the 2004-2005 school year a
Southern Wells.

Butler's Bright Idea funds will
allow him to enhance the school's
curricula in bioresearch. He will
purchase a microscopic camera and
an environmental student testing lab

r Evan Bayh presents Arts Award
to Rita Parry Eykamp

Vectren Split Adjusted Dividend History

45 years of consecutive annual dividend increases.

$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
1959
1964
1969
1974
1979
1984
1989
1994
1999
200



The Sarbanes Oxley Act helps ensure corporate accountability. Jeanne Oakes led the project team that ensures and attests to the effectiveness of Vectren's internal controls over financial reporting.


VECTREN

More than 30,000 customers without power. Not once, not twice, but three times during the spring and summer of 2004 in the wake of multiple storms and tornadoes. Each time our crews responded admirably – after all, we're customers, too. Crew members Gary Wunderlich, Erick Trice and Fred Bailey used a combined 75 years of experience to restore power quickly and safely.


VECT

Strategic sourcing. In a time where cost control is the watch word, a corporation must be focused on getting real value from its suppliers today and in the future. For Mark Sebree, that means optimizing our business-to-business relationships by incorporating minority-owned and small businesses into Vectren's supplier base.


Marketing Response Model Calculator

Bonnie Predd is part of the Vectren Source team focused on helping customers manage their natural gas costs in regions with natural gas choice. By year end, Vectren Source was providing energy solutions to more than 100,000 customers in Ohio, Georgia and Indiana.



Bilingual employees such as Hector Rivera help us adapt to a rapidly changing Midwest. He's enriching the cultural diversity of our colleague base and, at the same time, enhancing customer service for our Spanish-speaking customers. During 2004, Hector and his 165 fellow specialists handled 2.5 million customer calls.


WARNING

It's Bob Baird's job to oversee the maintenance and security of Vectren's 5,200 miles of underground pipelines in Ohio, while his fellow land services employees account for another 15,000 miles in Indiana. A pilot program in Ohio and new rate structures in Indiana allow the implementation of new pipeline integrity requirements to ensure our customers safe and reliable delivery of natural gas.



Jennifer Hill knows customers still prefer natural gas for comfort, and she serves as the company's first point of contact for a home builder – working in central Indiana to ensure a natural gas home. Whether building homes or building relationships, she's on site to facilitate service installations and guarantee customer satisfaction.



More than $250 million has been dedicated to SCR projects, which are used to reduce NO_x emissions, at our F.B. Culley, A.B. Brown and Warrick power plants. Engineer B.J. Reynolds and equipment operator Craig Carlisle spearhead this effort in our ongoing commitment to responsible environmental stewardship.


TEAM

There's no better way to enhance the quality of life for our customers than by enriching our communities. Just ask employee Vera Campbell. For the past three years, she has coordinated Vectren volunteers for the Habitat for Humanity Women's Build project which has culminated into a new home for a family in need. And just recently she was asked to join the organization's board of directors. The Vectren Foundation reinforces employee volunteerism through corporate contributions. In fact, more than $1.5 million was awarded in 2004. By combining financial and human resources, Vectren is creating not just power but possibilities for the communities we serve.


Wilson
OPTIMA



A way of life. We're committed to the Midwest – not just for the meantime but for a lifetime – and the lifetimes of future generations such as these members of Evansville Elite Soccer Club practicing at the Goebel Soccer Complex. For us, that means stability for our employees and our customers by securing our place as an Indiana-domiciled company. It's environmental stewardship – recognizing that the way we generate or deliver power will impact our children and grandchildren in the way they live – and play. It's investing in our communities – understanding that the vitality of local nonprofit and civic agencies is critical to the social welfare of our region. We live here. We work here. We're financially and emotionally invested in our region, and the work ethic and values of our employees reflect that commitment.

Condensed Consolidated Statements of Income

In millions, except per share amounts *Year ended December 31,*	2004	2003	2002
Operating revenues			
Gas utility	$1,126.2	$1,112.3	$ 908.0
Electric utility	371.3	335.7	328.6
Energy services and other	192.3	139.7	287.2
Total operating revenues	1,689.8	1,587.7	1,523.8
Operating expenses			
Cost of gas sold	778.5	762.5	570.2
Fuel for electric generation	96.1	86.5	81.6
Purchased electric energy	20.7	16.2	16.8
Cost of energy services and other	143.5	103.7	249.4
Other operating	248.8	233.7	223.0
Depreciation and amortization	140.1	128.7	119.6
Taxes other than income taxes	59.4	57.0	51.9
Total operating expenses	1,487.1	1,388.3	1,312.5
Operating income	202.7	199.4	211.3
Other income			
Equity in earnings of unconsolidated affiliates	20.6	12.2	9.1
Other – net	1.4	13.0	11.5
Total other income	22.0	25.2	20.6
Interest expense	77.7	75.6	78.5
Income before income taxes	147.0	149.0	153.4
Income taxes	39.0	37.7	38.9
Minority interest	0.1	0.1	0.5
Net income	$ 107.9	$ 111.2	$ 114.0
Average common shares outstanding	75.6	70.6	67.6
Diluted common shares outstanding	75.9	70.8	67.9
Earnings per share of common stock			
Basic	$ 1.43	$ 1.58	$ 1.69
Diluted	$ 1.42	$ 1.57	$ 1.68

The Company's consolidated financial statements, including footnotes, are included in Appendix H to the Company's 2005 proxy statement.

Condensed Consolidated Balance Sheets

In millions *Year ended December 31,*	2004	2003
Assets		
Current assets		
Cash and cash equivalents	$ 9.6	$ 15.3
Accounts receivable – less reserves	173.5	137.3
Accrued unbilled revenues	176.6	137.8
Inventories	67.6	70.4
Recoverable costs and other current assets	159.0	151.4
Total current assets	586.3	512.2
Net utility plant	2,156.2	2,003.7
Investments in unconsolidated affiliates	180.0	176.1
Other investments	115.1	122.9
Non-utility property – net	229.2	222.3
Goodwill – net	207.1	205.0
Regulatory and other assets	113.0	111.2
Total assets	$3,586.9	$3,353.4
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable, including to affiliated companies	$ 233.1	$ 171.7
Accrued liabilities	132.1	109.3
Short-term borrowings	412.4	274.9
Long-term debt current maturities and debt subject to tender	48.5	28.5
Total current liabilities	826.1	584.4
Long-term debt – net of current maturities and debt subject to tender	1,016.6	1,072.8
Deferred income taxes and other liabilities		
Deferred income taxes	234.0	235.4
Regulatory and other liabilities	414.9	388.6
Total deferred credits and other liabilities	648.9	624.0
Minority interest in and redeemable preferred stock of subsidiaries	0.5	0.5
Common shareholders' equity		
Common stock	526.8	520.4
Retained earnings	583.0	562.4
Accumulated other comprehensive loss	(15.0)	(11.1)
Total common shareholders' equity	1,094.8	1,071.7
Total liabilities and shareholders' equity	$3,586.9	$3,353.4

The Company's consolidated financial statements, including footnotes, are included in Appendix H to the Company's 2005 proxy statement.

Condensed Consolidated Statements of Cash Flows

In millions *Year ended December 31,*	2004	2003	2002
Cash Flows From Operating Activities			
Net income	$ 107.9	$ 111.2	$ 114.0
Adjustments to reconcile net income to cash from operating activities			
Depreciation and amortization	140.1	128.7	119.6
Deferred income taxes and investment tax credits	5.9	35.1	(28.5)
Equity in earnings of unconsolidated affiliates	(20.6)	(12.2)	(9.1)
Other non-cash charges – net	37.6	13.0	24.3
Changes in working capital accounts			
Accounts receivable and accrued unbilled revenue	(84.0)	(16.1)	(42.0)
Inventories	0.4	(7.6)	0.4
Recoverable costs and other current assets	(7.6)	(43.5)	79.3
Accounts payable including to affiliated companies	59.9	(16.4)	40.7
Accrued liabilities	19.9	(8.4)	11.7
Changes in noncurrent assets	(3.5)	(3.9)	(6.0)
Changes in noncurrent liabilities	(14.9)	(2.8)	(12.1)
Net cash flows from operating activities	241.1	177.1	292.3
Cash Flows From Financing Activities			
Proceeds from			
Stock option exercises and other stock plans	4.5	7.1	1.3
Long-term debt – net of issuance costs	32.4	202.9	–
Common stock – net of issuance costs	–	163.2	–
Requirements for			
Dividends on common stock	(87.3)	(79.2)	(72.3)
Retirement of long-term debt	(70.7)	(121.9)	(6.5)
Redemption of preferred stock of subsidiary	(0.1)	(0.1)	(0.2)
Net change in short-term borrowings	139.5	(124.6)	20.3
Other activity	–	(1.6)	(0.2)
Net cash flows from financing activities	18.3	45.8	(57.6)
Cash Flows From Investing Activities			
Proceeds from			
Unconsolidated affiliate distributions	25.5	14.1	7.4
Notes receivable and other collections	9.3	14.4	3.9
Requirements for			
Capital expenditures, excluding AFUDC equity	(277.9)	(236.2)	(218.7)
Unconsolidated affiliate investments	(18.2)	(16.6)	(12.5)
Notes receivable and other investments	(3.8)	(8.4)	(14.7)
Net cash flows from investing activities	(265.1)	(232.7)	(234.6)
Net (decrease) increase in cash and cash equivalents	(5.7)	(9.8)	0.1
Cash and cash equivalents at beginning of period	15.3	25.1	25.0
Cash and cash equivalents at end of period	$ 9.6	$ 15.3	$ 25.1

The Company's consolidated financial statements, including footnotes, are included in Appendix H to the Company's 2005 proxy statement.

Management's and Independent Registered Public Accounting Firm's Report

Management's Responsibility for Financial Statements

Vectren Corporation's management is responsible for establishing and maintaining adequate internal control over financial reporting. Those control procedures underlie the preparation of the condensed consolidated balance sheets, statements of income, statements of cash flows and other financial data contained in this report.

The financial data herein is derived from the Company's consolidated financial statements. Those financial statements, included in Appendix H to the 2005 proxy statement and filed with the Securities and Exchange Commission on Form-10K on March 2, 2005, were prepared in conformity with accounting principles generally accepted in the United States and follow accounting policies and principles applicable to regulated public utilities. The integrity and objectivity of those consolidated financial statements as well as the data in this report, including required estimates and judgments, is the responsibility of management.

The financial data herein also is subject to an evaluation of internal control over financial reporting conducted under the supervision of and with the participation of management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation, conducted under the framework in *Internal Control – Integrated Framework* issued by The Committee of Sponsoring Organizations of the Treadway Commission, the Company concluded that its internal control over financial reporting was effective as of December 31, 2004. Management certified this fact in its Sarbanes Oxley Section 302 certifications, which were attached as exhibits to its 2004 Form 10-K. Management has also submitted an unqualified Chief Executive Officer certification as required by the New York Stock Exchange.

The consolidated financial statements and management's assessment as to the effectiveness of internal control over financial reporting as of December 31, 2004, were audited by Deloitte & Touche LLP, an independent registered public accounting firm. Their report, which expressed an unqualified opinion, also is included in Appendix H to the 2005 proxy statement.



Niel C. Ellerbrook
Chairman, President and Chief Executive Officer



Jerome A. Benkert, Jr.
Executive Vice President and Chief Financial Officer
February 23, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Vectren Corporation

We have audited the consolidated balance sheets of Vectren Corporation and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, common shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. We also have audited management's assessment of the effectiveness of the Company's internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. Such consolidated financial statements, management's assessment of the effectiveness of the Company's internal control over financial reporting and our reports thereon dated February 23, 2005, expressing unqualified opinions (which are not included herein) are included in Appendix H to the proxy statement for the 2005 annual meeting of stockholders. The accompanying condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 2004 and 2003, and the related condensed consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2004, is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.



Deloitte & Touche LLP
Indianapolis, Indiana
February 23, 2005



Niel C. Ellerbrook



John M. Dunn



John D. Engelbrecht



Anton H. George



Robert L. Koch II



William G. Mays



J. Timothy McGinley



Richard P. Rechter

Ronald G. Reherman



R. Daniel Sadlier



Richard W. Shymanski



Jean L Wojtowicz

Directors and Officers

Board of Directors

Niel C. Ellerbrook
Chairman, President and Chief Executive Officer of Vectren Corporation

John M. Dunn
Chairman and Chief Executive Officer of Dunn Hospitality Group, Ltd.

John D. Engelbrecht
President and Chief Executive Officer of South Central Communications Corporation

Anton H. George
President and Chief Executive Officer of Indianapolis Motor Speedway Corporation

Robert L. Koch II
Lead Director – Vectren, President and Chief Executive Officer of Koch Enterprises, Inc.

William G. Mays
President and Chief Executive Officer of Mays Chemical Company, Inc.

J. Timothy McGinley
Principal, House Investments, Inc.

Richard P. Rechter
Chairman and Director of Rogers Group, Inc.

Ronald G. Reherman
Retired Chairman and Chief Executive Officer of SIGCORP, Inc.

R. Daniel Sadlier
President and Chief Executive Officer of Fifth Third Bank (Western Ohio)

Richard W. Shymanski
Retired Chairman and Chief Executive Officer of Harding, Shymanski and Co., P.C.

Jean L. Wojtowicz
President and Founder of Cambridge Capital Management Corporation

Board Committees

Nominating and Governance Committee
Koch (Chair), Dunn, George, Mays, McGinley

Corporate Affairs
Mays (Chair), George, Reherman, Sadlier

Audit Committee
Shymanski (Chair), Engelbrecht, Rechter, Sadlier

Finance Committee
Ellerbrook (Chair), Engelbrecht, McGinley, Reherman, Wojtowicz

Compensation and Benefits Committee
Wojtowicz (Chair), Dunn, Koch, Rechter, Shymanski

Executive Officers

Niel C. Ellerbrook
Chairman, President and Chief Executive Officer

Jerome A. Benkert, Jr.
Executive Vice President and Chief Financial Officer

Carl L. Chapman
Executive Vice President and Chief Operating Officer

Ronald E. Christian
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

William S. Doty
Executive Vice President, Utility Operations

Corporate Officers

Daniel C. Bugher
Vice President, Information Technology

Robert L. Goocher
Vice President and Treasurer

M. Susan Hardwick
Vice President and Controller

Richard G. Lynch
Senior Vice President, Human Resources and Administration

Gregg M. McManus
Vice President, Vectren Foundation and Regional Affairs

L. Douglas Petitt
Vice President, Government Affairs

Ellis S. Redd
Vice President, Strategic Sourcing and Productivity

Steven M. Schein
Vice President, Investor Relations

Jeffrey W. Whiteside
Vice President, Corporate Communications and Public Affairs

Robert E. Heidorn
Vice President, VUHI – General Counsel

Ronald G. Jochum
Vice President, VUHI – Power Supply

Douglas A. Karl
Vice President, VUHI – Marketing and Customer Service

Eric J. Schach
Vice President, VUHI – Energy Delivery

Jerrold L. Ulrey
Vice President, VUHI – Regulatory Affairs and Fuels

Other Officers

John M. Bohls
President, Vectren Enterprises

Stephen P. Bramlage
President, Vectren Energy Delivery of Ohio

VUHI – Vectren Utility Holdings, Inc.

5-Year Financial Review

In millions, except per share amounts	2004	2003	2002	2001	2000
Operations					
Operating revenues	$1,689.8	$1,587.7	$1,523.8	$2,009.1	$1,607.6
Operating margin	651.0	618.8	605.8	570.7	515.0
Operating income	202.7	199.4	211.3	127.9	131.7
Earnings before interest and taxes	224.7	224.6	231.9	158.0	164.6
Income before extraordinary items and cumulative effect of change in accounting principle	107.9	111.2	114.0	59.3	72.0
Net income	$ 107.9	$ 111.2	$ 114.0	$ 52.7	$ 72.0
Common Stock Data					
Average shares outstanding – basic	75.6	70.6	67.6	66.7	61.3
Average shares outstanding – diluted	75.9	70.8	67.9	66.9	61.4
Earnings per share – basic	$ 1.43	$ 1.58	$ 1.69	$ 0.79	$ 1.18
Earnings per share – diluted	$ 1.42	$ 1.57	$ 1.68	$ 0.79	$ 1.17
Dividends per share	$ 1.15	$ 1.11	$ 1.07	$ 1.03	$ 0.98
Dividend payout ratio	80%	70%	63%	130%	83%
Book value per share	$ 14.42	$ 14.17	$ 12.81	$ 12.40	$ 11.94
Market price (year end, closing)	$ 26.80	$ 24.65	$ 23.00	$ 23.98	$ 25.63
Return on average common shareholders' equity	10.0%	11.5%	13.3%	6.7%	10.0%
Balance Sheet Data					
Capitalization					
Common shareholders' equity	$1,094.8	$1,071.7	$ 869.9	$ 839.3	$ 733.4
Preferred stock of subsidiary	0.1	0.2	0.3	0.5	17.0
Long-term debt (excluding current portion)	1,016.6	1,072.8	954.2	1,014.0	632.0
Total	$2,111.5	$2,144.7	$1,824.4	$1,853.8	$1,382.4
Capitalization ratios					
Common shareholders' equity	51.9%	50.0%	47.7%	45.3%	53.1%
Preferred stock of subsidiary	0.0%	0.0%	0.0%	0.0%	1.2%
Long-term debt (excluding current portion)	48.1%	50.0%	52.3%	54.7%	45.7%
Capital expenditures					
Utility and other	$ 267.6	$ 223.0	$ 190.7	$ 204.7	$ 137.0
Nonregulated	10.3	13.2	28.0	35.0	27.3
Total	$ 277.9	$ 236.2	$ 218.7	$ 239.7	$ 164.3
Total assets	$3,586.9	$3,353.4	$3,136.5	$2,878.7	$2,943.7
Utility Operating Statistics					
Gas Distribution					
Operating revenues	$1,126.2	$1,112.3	$ 908.0	$1,019.6	$ 820.4
Margin	$ 347.7	$ 349.8	$ 337.2	$ 310.7	$ 267.9
Customers (year end in thousands)	984	972	967	953	946
Electric					
Operating revenues	$ 371.3	$ 335.7	$ 328.6	$ 308.5	$ 309.2
Margin	$ 254.5	$ 233.0	$ 230.2	$ 219.9	$ 222.3
Customers (year end in thousands)	136	135	134	133	132
Weather as a percent of normal					
Heating degree days	92%	100%	97%	91%	99%
Cooling degree days	90%	80%	123%	97%	91%

Shareholder Information

Corporate Headquarters

One Vectren Square
Evansville, Indiana 47708
Tel: 812-491-4000
Web: www.vectren.com

You may call Vectren Shareholder Relations at 812-491-4190 or 800-227-8625.

Transfer Agent and Registrar

National City Bank serves as the transfer agent and registrar for Vectren Corporation and can help with a variety of stock-related matters, including name and address changes, transfer of stock ownership, lost certificates, dividend payments and reinvestment, and Form 1099s. Inquiries may be directed to:

Vectren Corporation
c/o National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193-0900
Tel: 800-622-6757
Email: shareholder.inquiries@nationalcity.com

Shareholders of Record also can access records and request information online at: www.vectren.com or www.nationalcitystocktransfer.com.

Dividends

Cash dividends of Vectren Corporation common stock are considered quarterly by the board of directors for payment on the first business day of March, June, September, and December of each year. Vectren Corporation and its predecessors have increased dividends annually for 45 consecutive years.

Dividend Reinvestment Plan

Registered shareholders of Vectren Corporation can reinvest dividends and purchase additional Vectren stock without having to pay brokerage commissions or service charges through Vectren's Automatic Dividend Reinvestment and Stock Purchase Plan.

To participate in the plan, investors must make their initial purchase through a brokerage firm, requesting that the shares be registered in the investor's name. New shareholders of record will automatically receive a prospectus and enrollment card from Vectren's Transfer Agent, National City Bank.

Annual Meeting

The annual meeting of shareholders of Vectren Corporation will be held at 10:00 a.m. (Central Daylight Time) on Wednesday, April 27, 2005, at the new corporate headquarters located at One Vectren Square in Evansville, Indiana.

Communications to Non-Employee Directors

Shareholders and other parties interested in communicating directly with the Lead Director, Chair of the Audit Committee or with any of the non-employee directors as a group may do so by writing to:

Lead Director, Chair, Audit Committee,
or Non-Employee Directors
Vectren Corporation
P.O. Box 3144
Evansville, IN 47731-3144

Investor Relations

Institutional investors and securities analysts should direct inquiries to:

Steven M. Schein
Vice President, Investor Relations
Tel: 812-491-4209
Email: sschein@vectren.com

Archives and email alerts of Vectren's press releases, annual reports, proxy statements, SEC filings, and analyst presentations are made available on the company's Web site: www.vectren.com. Vectren's annual report on Form 10-K to the Securities and Exchange Commission may be obtained by shareholders without charge by writing to Investor Relations at the corporate address, email: vvcir@vectren.com or by calling 800-227-8625.



VECTREN

Not just power. Possibility.

Vectren Corporation
[illegible] Vectren Square
[illegible]nsville, Indiana 47708
[illegible]491-4000
www.vectren.com